File No. 70-[      ]
                                                                    ------


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                              APPLICATION OR DECLARATION
                                          ON
                                       FORM U-1
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  Ameren Corporation
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103


                 (Name of company or companies filing this statement
                     and address of principal executive offices)

                                  Ameren Corporation

                   (Names of top registered holding company parent
                           of each applicant or declarant)

                                  Steven R. Sullivan
                             Vice President and Secretary
                               Ameren Services Company
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103

                       (Name and address of agent for service)


          The Commission is requested to mail signed copies of all orders, notices and communications to:

               William J. Niehoff, Esq          William T. Baker, Jr., Esq.
               Ameren Services Company          Thelen Reid & Priest LLP
               1901 Chouteau Avenue             40 West 57th Street
               P.O. Box 66149, MC 1310          New York, New York 10019-4097
               St. Louis, Missouri 63166-6149

          ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
                    ------------------------------------


          I.   INTRODUCTION

               Ameren Corporation ("Ameren" or the "Company"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), owns all of the issued and outstanding Common Stock of Union Electric Company and Central Illinois Public Service Company (collectively, the "Operating Companies") and various direct and indirect non-utility subsidiaries.* Ameren is proposing herein to implement a shareholders rights plan.

          II.  BACKGROUND FOR PROPOSED RIGHTS DIVIDEND

               Unsolicited attempts to acquire public companies have required boards of directors and their shareholders to make difficult decisions affecting the value, and on occasion the existence, of companies within extremely short time periods.
          Such takeover attempts often occur when a company is particularly vulnerable and when its board has determined that the company's inherent long term values are inadequately recognized by the marketplace. Many of these attempts have involved partial or two-tiered offers, the breakup of the corporate structure and sale of assets, or have taken the form of creeping acquisitions of stock that deprive shareholders of participation in a control premium.

               The changing regulatory environment (including the possible repeal or amendment of the Act) suggests that public utility holding companies, such as Ameren, and their shareholders are losing to some degree the regulatory protection against hostile acquisitions that they formerly had. Recent significant developments in the utility industry have also resulted in increased takeover activity, including hostile or other unwanted takeover bids, further indicating that Ameren's shareholders may be at risk of losing the long-term value of Ameren.

               Shareholder rights plans have become a widely accepted means to maximize shareholder value by reducing the risk of nonrealization of shareholder value due to opportunistic takeover proposals. Adoption of such a plan by Ameren would encourage potential acquirors to negotiate with the Board of Directors of Ameren ("Board") and to assist it in obtaining the highest value for Ameren's shareholders, especially in a hostile or unwanted takeover situation. The plan may, in certain circumstances, permit the Board to thwart an inadequate offer. A shareholder rights plan would also provide the Board with a role (supplemental to the role of the Securities and Exchange Commission (the "Commission") under the Act) in discouraging implicitly coercive takeover tactics and would enable the Board to provide holders of Ameren's common stock, $.01 par value per share (the "Common Stock"), adequate time to properly assess a takeover bid without undue pressure. Moreover, a shareholder


         ----------------------
         * See Ameren Corporation et al., HCAR No. 26809 (December 30, 1997).

          rights plan may enhance the probability that a competing bid will emerge. Over 2,000 American public companies have adopted rights plans, including over 55% of the S&P 500 companies and over 45% of the Business Week 1000 companies, and at least 29 public utility companies. Indeed, the Commission has approved the adoption of shareholder rights plans. See, e.g., Consolidated Natural Gas Company, HCAR No. 26434 (December 19, 1995); National Fuel Gas Company, HCAR No. 26532 (June 12, 1996); New Century Energies, Inc., HCAR No. 26751 (August 1, 1997); and Conectiv, Inc., HCAR No. 26861 (April 22, 1998).

               A shareholder rights plan, however, would not make Ameren acquisition-proof nor preclude a proxy contest. A shareholder rights plan protects against takeover abuses, it gives all parties an increased period of time in which to make decisions on fundamental questions such as a takeover, and it strengthens the ability of the Board to fulfill its fiduciary duties in considering an offer that gives maximum long-term value to all holders of Common Stock and could, under appropriate conditions, require the Board to redeem the rights and allow the transaction to proceed.

          III. DESCRIPTION OF RIGHTS TO PURCHASE PREFERRED STOCK

          General
          -------

               The Board proposes to declare a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The distribution will be payable on a record date (the "Record Date") yet to be established. Each Right would entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share (the "Preferred Stock"), at a price per one one-hundredth share to be determined by the Board (the "Purchase Price"), subject to adjustment. The Purchase Price is expected to be set at an amount equal to approximately three to five times the current market price of the Common Stock, which premium is consistent with that used by other companies in setting the purchase price for their rights. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and the Rights Agent to be named therein (the "Rights Agent"), a draft of which is incorporated by reference as Exhibit A-3.

          Distribution Date; Transfer of Rights
          -------------------------------------

               Until the earlier to occur of (i) the tenth day following the date of a public announcement that any individual, firm, corporation or other entity, including any successor of such entity (each, a "Person"), or group of affiliated or associated Persons (not including the Company, any subsidiary of the Company, an employee benefit plan of the Company or of a subsidiary of the Company or other entity holding Common Stock for or pursuant to the terms of such plan) (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of Common Stock aggregating 15% or more of the then outstanding shares of Common Stock or (ii) the tenth day (or such later date as may be determined by action of the Board prior to the time any Person or group of affiliated Persons becomes an Acquiring Person) after the date of commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in such Person acquiring, or obtaining the right to acquire or vote, beneficial ownership of Common Stock aggregating 15% or more of the then outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

               The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on October 9, 2008, unless earlier redeemed or exchanged by the Company as described below.

          Exercise of Rights for Common Stock of the Company
          --------------------------------------------------

               In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to buy, upon exercise, that number of shares of Common Stock (or, in certain circumstances, Preferred Stock) having a market value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

          Exercise of Rights for Shares of the Acquiring Company
          ------------------------------------------------------

               In the event, directly or indirectly, at any time after a Person has become an Acquiring Person, (i) the Company shall consolidate with, or merge with and into, any other Person, (ii) any Person shall consolidate with, or merge with and into, the Company, or (iii) the Company shall sell or otherwise transfer (or one of its subsidiaries shall sell or otherwise transfer), in one or more transactions, 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) to any Person other than the Company or one or more of its wholly-owned subsidiaries, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to buy, upon exercise, that number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

          Adjustments to Purchase Price
          -----------------------------

               The Purchase Price, the number of shares of Preferred Stock covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for shares of the Preferred Stock or securities convertible into Preferred Stock or equivalent preferred stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (other than a regular quarterly cash dividend or a dividend payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

               With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company shall not be required to issue fractions of Preferred Stock (other than fractional shares which are integral multiples of one one-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of a share of Preferred Stock on the last trading date prior to the date of exercise.

          Redemption and Exchange of Rights
          ---------------------------------

               At any time after a Person becomes an Acquiring Person and before the acquisition by such Person of 50% or more of the outstanding Common Stock of the Company, the Board may exchange the Rights (other than Rights owned by an Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or one one-hundredth of a share of Preferred Stock) per Right, subject to adjustment.

               At any time prior to a Person becoming an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment (the "Redemption Price"). Immediately upon the action of the Board ordering the redemption of the Rights or the exchange of any Rights, respectively, the Company shall promptly give public notice of any such exchange or redemption, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

               Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          Terms of the Preferred Stock
          ----------------------------

               The Preferred Stock will rank junior to all other series of any other class of the Company's preferred stock with respect to the payment of dividends and the distribution of assets in liquidation. Each share of Preferred Stock shall be entitled to receive, when, as and if declared by the Board out of funds legally available for the purpose, quarterly dividends per share equal to the greater of $1.00 or 100 times the aggregate per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock) declared on the Common Stock since the last quarterly dividend period, subject to certain adjustments. The Preferred Stock will not be redeemable. In the event of liquidation, the holders of the Preferred Stock will be entitled to receive $100 per share (plus accrued and unpaid dividends), provided that the holders of Preferred Stock shall be entitled to receive an aggregate amount per share, subject to adjustment, equal to 100 times the aggregate amount to be distributed per share to the holders of Common Stock. Generally, each share of Preferred Stock will vote together with the Common Stock and any other capital stock of the Company having general voting rights and will be entitled to 100 votes, subject to certain adjustments. In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to certain adjustments, equal to 100 times the aggregate amount of stock, securities, cash and/or other property into which or for which each share of Common Stock is changed or exchanged. The foregoing dividend, voting and liquidation rights of the Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Preferred Stock's dividend, voting, liquidation and other rights, the value of the one one-hundredth of a share of Preferred Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

          Amendments to Terms of the Rights
          ---------------------------------

               The Board may, from time to time, amend the Rights Agreement without the consent of the holders of the Rights in order to correct or supplement any provision which may be defective or inconsistent with any other provisions, or to make any other provisions with respect to the Rights which the Company may deem necessary and desirable. However, after the date that any Person becomes an Acquiring Person, the Rights Agreement shall not be amended in any manner which would adversely affect the interests of the holders of the Rights. Without limiting the foregoing, the Company may at any time prior to a Person becoming an Acquiring Person amend the Rights Agreement to lower the 15% thresholds (as specified in "Distribution Date; Transfer of Rights" supra) to not less than the greater of (i) the sum of .001% plus the largest percentage of the outstanding Common Stock then known by the Company to be beneficially owned by any Person (other than the Company, any subsidiary of the Company, an employee benefit plan of the Company or of a subsidiary of the Company or other entity holding Common Stock for or pursuant to the terms of such plan) or (ii) 10%.

          IV.  AUTHORIZATIONS SOUGHT

               Ameren herein seeks authorization to implement the shareholder rights plan as described in this Application-Declaration and embodied in the Rights Agreement. This would include, among other actions permitted by the Rights Agreement, the following transactions:

               (i)   the dividend distribution of the Rights;

               (ii)  the making of adjustments to the Purchase Price;

               (iii) the sale and issuance of Preferred Stock, Common Stock or other Ameren securities, or the transfer of other assets, upon exercise of the Rights;

               (iv) the redemption of the Rights and the issuance of Common Stock in connection therewith, and the issuance of Common Stock or other Ameren securities, or the transfer of other assets, in exchange for the Rights; and

               (v) amending of the Rights Agreement as permitted by the terms thereof.


          ITEM 2.    FEES, COMMISSIONS AND EXPENSES.
                     -------------------------------

               It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Ameren in connection with the proposed transactions will be as follows:

               Rights Agent Fees                         $   *
               Outside Counsel's Fees & Advisor's Fees   $   *
               Printing and Mailing Costs                $25,000
               Miscellaneous Expenses                    $ 5,000
                                                         =======
                                                         $   *
               * To be filed by amendment.


          ITEM 3.    APPLICABLE STATUTORY PROVISIONS.
                     --------------------------------

               Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 under the Act are deemed to be applicable to the proposed dividend distribution of the Rights, and any subsequent exercise or redemption of the Rights.

               While the Rights are technically a dividend on the Common Stock for corporate law purposes, in and of themselves they have no economic value and, therefore, are not a "dividend" out of capital or capital surplus for the purpose of Section 12(c) of the Act.

               Because there is no intent that the Rights ever become exercisable, they are regarded more appropriately as being in the nature of an addition to the rights of shareholders under Sections 6(a)(2) and 7(e) rather than as an issuance of securities under Section 6(a)(1) and 7(c) and (d). However, if such latter sections were to be regarded as applicable, then any issuance of shares of Preferred Stock or Common Stock pursuant to the Rights are deemed to meet the requirements of Section 7(c)(2)(D) and none of the negative findings required under
          Section 7(d) can be made.

               To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

               The proposed transactions are also subject to the requirements of Section 32(h)(4) and Rule 54 thereunder.

          Statement pursuant to Rule 54
          -----------------------------

               Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an exempt wholesale generator ("EWG"), or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through
          (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or foreign utility companies ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

               Rule 53(a)(1): Currently, Ameren does not hold, directly or indirectly, any interest in any EWG or FUCO.

               Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest and will cause each domestic EWG in which it acquires and holds an interest to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The books and records and financial statements of each FUCO in which Ameren acquires and holds an interest (including those that are "majority-owned subsidiaries" and those that are not) will be maintained and prepared in conformity with GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

               Rule 53(a)(3): No more than 2% of the employees of the Operating Companies will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

               Rule 53(a)(4): Ameren will submit a copy of each Application or Declaration filed pursuant to Rule 53 and each amendment thereto, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Operating Companies.

               In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

               Rule 53(b)(1): Neither Ameren nor any subsidiary of Ameren is the subject of any pending bankruptcy or similar proceeding.

               Rule 53(b)(2): Since the date upon which it became a holding company, Ameren has not experienced any decrease in average consolidated retained earnings.

               Rule 53(b)(3): Ameren has not experienced any losses attributable to EWGs and FUCOs.


          ITEM 4.    REGULATORY APPROVAL.
                     --------------------

               No State commission and no other Federal commission has jurisdiction over the proposed transactions.


          ITEM 5.    PROCEDURE.
                     ----------

               The applicant requests that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.


          ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS.
                     ----------------------------------

               The following exhibits are made a part of this statement:

               (a)   Exhibits

               A-1 Restated Certificate of Incorporation of the Company (incorporated by reference to Annex F to the Registration Statement on Form S-4 filed on November 13, 1995 (Registration No. 33-64165)).

               A-2 Restated By-laws of the Company, effective December 31, 1997 and currently in effect (incorporated by reference to Exhibit 3(ii) to Ameren's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-14756)).

               A-3 Draft of Rights Agreement, including exhibits (incorporated by reference to Exhibit 4 to Ameren's Current Report on Form 8-K for an event of October 9, 1998 (File No. 1-14756)).

               F     Opinion of counsel (To be filed by amendment).

               G Financial Data Schedule (incorporated by reference to Exhibit 27 to Ameren's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-14756)).

               H     Proposed notice pursuant to Rule 22(f).

               (b)   Financial Statements

               1 Balance Sheet of Ameren and subsidiaries as of June 30, 1998 (incorporated by reference to Ameren's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-14756)).

               2 Statement of Income and surplus of Ameren and subsidiaries (incorporated by reference to Ameren's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 1-14756)).


          ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS.
                     ----------------------------------------

               As more fully described in Item 1, the proposed transactions subject to the jurisdiction of this Commission relate only to the dividend of the Rights and any subsequent exercise, redemption or exchange of the Rights and involve no major federal action significantly affecting the quality of the human environment within the meaning of the National Environmental Policy Act.

               No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                      SIGNATURES

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                             AMEREN CORPORATION



                                             By:    /s/ Steven R. Sullivan
                                                ---------------------------
                                                 Name:  Steven R. Sullivan
                                                 Title:   Vice President
                                                          and Secretary



          Date: October 14, 1998

                                    Exhibit Index
                                    -------------

               Exhibit        Description
               -------        -----------

               H         Proposed notice pursuant to Rule 22(f).